

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

Tse Meng Ng
Chief Executive Officer
RF Acquisition Corp.
111 Somerset, #05-06
Singapore 238164

  Re: RF Acquisition Corp.
    Registration Statement on Form S-1
    Filed December 20, 2021
    File No. 333-261765

Dear Mr. Ng:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed December 20, 2021

General

1. We note the ability to extend the offering if the sponsor places additional funds into the trust through a loan. Please revise throughout the prospectus to clearly disclose that investors will not have voting rights or redemption rights in connection with such extensions, and include a risk factor.

2. We note the revisions made in response to comment 2. Please clearly disclose the disparate voting rights on the prospectus cover page and throughout the prospectus. We note that the summary on page 17 continues to state class A and B share holders vote together as a class.

3.   We note the terms of the rights in the event you are not the surviving entity, as disclosed on page 14. Please revise to clarify the conversion terms of the rights in circumstances where you will not be the surviving entity. For example, please disclose the consequences for holders if they do not affirmatively convert their rights in these circumstances, how and when you propose to notify holders of the need to affirmatively convert their rights and the manner in which they would do so, and whether any such converted ordinary shares would be eligible to vote on or redeem in your initial business combination. Please also disclose the remedies for holders that do not receive the securities underlying their rights, which we note are binding obligations of the registrant, given your disclosure on page 129 that "there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship